INVEST IN **COR**

AN EXCEPTIONAL LIFE BEGINS WITH EXCEPTIONAL DATA


COR

thecor.com Menlo Park CA

Technology Hardware Wearables Athletes Science

LEAD INVESTOR



Ted M Tussing

Having spent 25 years at Stanford Medicine, and having developed and invested in numerous health-tech ventures and technologies, I embrace the Cor investment opportunity as a truly game changing and ground floor opportunity. Cor and its powerful spectrometer technology provides an abundant of applications worldwide useage, especially in guiding population health trends and personal wellness managment measuring an indvidual's personal responce to diet, nutritional suppliments and exercise. Today, as one would appreciate, when one takes and analyzes blood, they do so to diagnose a disease condition. You can say today that blood testing drives medical visits and treatments. However, in the spirit of "think different" (as Steve Jobs would suggest!), it would be very powerful to have the ability to have our blood analyzed conveniently and frequently enough so that it informs and trigger processes to guide an individual's and family's health, longevity, and wellbeing behavior? Moreover, Cor seems to have designed a system that delivers an incredible wellness and wellbeing platform at a very reasonable consumer price point. I am BULLISH on COR. They have a great team, strong founding investors, and growing list of strategic partners that. I am sure will change the game of individual and public wellness and wellbeing.

Invested $10,000 this round

Learn about Lead Investors

Highlights

1. 💪600 spectrometers deployed to date.
2. 🚀3000+ person waitlist.
3. 💰$3M+ revenue pace as of Dec 2021.
4. 💸$12M+ raised in 2018 and 2019-2020.
5. 📣VC investors include Khosla Ventures, Founders Fund, West Ventures, Bellamack Partners, and more!
6. 🏆World class leadership team from Apple, Stanford, and Sandia National Labs.
7. ⌚Team's track record includes bringing the Apple Watch health sensors to market.
8. 🏆IRB-approved research study COR.Relate completed with 250 participants.

Our Team

Our Team



Bob Messerschmidt Founder and CEO

Former Apple director of platform architecture, Apple Watch and Apple Health pioneer. Sold last company Rare Light to Apple and has developed technologies generating $300 billion in shareholder value 🚀



Thomas Quertermous MD Medical Director

William G. Irwin Professor of Medicine and Director of the Research in the Division of Cardiovascular Medicine at Stanford University

Medicine at Stanford University



Dara Rouholiman Head of Machine Learning

Stanford, MedicineX



Sylvie Dobrota Head of Research

Berkeley and Stanford



Erik Andries Head of Chemometrics

Center for Advanced Research Computing, University of New Mexico



Pablo Carcelen Head of Software

Telefonica

We've spent years developing what was never before possible.

How do you decide what food to eat? What fitness practices to do? And, more importantly, how do you know whether they are working?

Today, billions of people are invested in optimizing their lifestyle, but the tools available to isolate, track, and design high-impact lifestyles are extremely limited. Consumers get fed Big Wellness headlines and try out the suggestions with little more data to assess them than 'how they feel' as a result, how they look in a mirror, or–at most–how their heart rate or blood sugar responds.

COR changes all of that. We've developed an at-home infrared spectrometer, paired with a data analytics machine based on tens of millions (and growing) data points. Together, this solution allows people to discover what food and fitness practices are highest impact for them.

Choose from a premade program or build your own. Complete a check-in that involves a once a week painless fingerprick, put the cartridge in the spectrometer and walk away, mark off your daily EARN, and receive your report after 21 days.

With COR, getting deep, personalized feedback on your lifestyle design is finally possible.

Try → track → discover → optimize.

It's that simple.


"By using COR, I learned that plant based protein has a high impact for me. I never knew that before, and having that kind of personalized information is invaluable."
"Reishi tea was my highest impact practice. It was also the practice I enjoyed the most, so I invested in a nice stone pot so I could integrate a reishi tea ritual into my lifestyle going forward."
"COR surprised me in a good way. I'd always assumed fish was great for me, but it turns out that's actually a practice my body has a low response to."
"This data will be very important for so many!!!"
"Your device spills out so much powerful data and insights."
"There's a correlation between how good I feel and a higher BRP on a program. That's huge."

Our Long Game- how COR becomes the leading authority on health

It's a brave new world. 10-20% of our health is genetics and fully 80-90% of health is the lifestyle choices we make. Science and medicine already know a lot about lifestyle, nutrition, and fitness and which routines are verifiable and valid on average.

For example, nothing has been studied more than the Mediterranean diet. Thousands of studies, millions of subjects and billions of dollars have been spent to understand whether lifestyle programs such as the Mediterranean diet is beneficial to health, and it turns out that almost everyone agrees that there are far-reaching health, performance, fitness and longevity benefits of the Mediterranean diet.

What is less well known, or not known at all, is that in each of these clinical studies, there were subjects that got a lot of benefit from this lifestyle and there were subjects that got very little to no benefit. Up until now, it has been impossible to say whether you would be in a high responder group or not.

We set about to scien-tize this process and bring you a way to see through blood chemistry changes whether you have a high correlated response or not to any given lifestyle program. That way you can make an informed decision about which 'objectively good' practices are actually high impact for you.

No one has done this. In fact, COR is such a radical intervention into the health and self-optimization landscape that it is ushering in a paradigm shift in thinking. Our early adopters are evangelists, for good reason. Never before has this kind of data been available, at the individual level, from the comfort of the home. Ten years from now, we believe COR will be the household standard for every adult who wants data-driven self-knowledge. (I.e. all intelligent adults).


Jaime
Research Participant
Kim
Ph.D.
Corey
Maximizing Human Potential
Shannon
Research Participant
Adam
Jonathan
Anthony
Creative/Adventurer
Heidi
Christopher
IT Manager/Novice Adventurer
Matt
Trying to beat Father Time
Mrs. K Konas
Research Participant
Scott
Research Participant

Some of our early evangelists.

The Master Plan

The goal that guides our efforts is to get a COR console into every home.

This will be achieved through the following process and milestones.

1. Get the first wave of COR consoles out in the wild, collecting input. This

produces a new 'big data' compendium that has societal benefits beyond anything that has been achieved before. The utility of this data, combined with app-entered information about specific lifestyle activities, will allow COR to one day be the ultimate authority on health. This will ultimately add countless quality years of life for our members.

- Build premium software to quantify and find correlations, and invest in making the UI of the app engaging, informational, and shareable.
- Ride the wave of viral interest, building out the ecosystem of COR users to be global in scale.
- Leverage our profits into expanding awareness and scientific understanding of blood response patterns (molecular fingerprints): become thought leaders in the paradigm shift of thinking around self health that we are pioneering.
- Ultimately disseminate our knowledge and approach to medical providers to create a vertically integrated feedback system for lifelong benefit.

Why we're raising a community round

Our mission is to put data back where it belongs–in your home and in your hands. COR is about revolutionizing the health landscape such that every motivated adult is empowered to make the most informed decisions about their food and fitness practices as possible. Accordingly, we see a community round as a natural extension of our core ethos.

Some Highlights from 2021

Design, Development and Manufacturing

When we closed our most recent series raise in 2019/2020, the goal was to build 500 COR consoles and launch them to the market. That might sound simple enough, but it is of course a huge over-simplification. In addition to the engineering details of the spectrometer, we also needed to create processes to produce a reliable cartridge blood container, a "sampling station" to be used to assist users in filling the cartridge, and multiple pieces of packaging to create a beautiful unboxing experience.

There was also an app to develop.

Through COVID-times things were touch and go with the supply chain but ultimately it held, and we got delivery of everything from all of our partners, albeit on a slower time frame than anticipated. We adjusted by keeping burn rate low given the uncertainty. This has enabled us to stay lean and ready for explosive growth. 2022 is the year to grow the team.


We deployed over 30 features in 2021- here are a few highlights.
Supportive
Multi-user
Monthly subscription
Sign in with Apple
Apple Health integration
Revolutionary
49 lifestyle practices studies
18 in-app lifestyle practices
Fast-fill cartridge
Device sleep/wake mode
BloodTime metric -beta
Meaningful
In-app program report
Check-in health check
Disconnection detection
Program recommender
Blood responses
In-app tutorials
Daily ToDos reminder
Accessible
Online content
Discord
Live assistance
Pre-print paper

Go-To-Market

In parallel with all of our work to produce the hardware, we focused on telling the story to our users and trying to create the strongest possible value proposition. There are numerous different potential use cases for a blood spectrometer in the home, and there was a lot of vigorous debate about what

spectrometer in the home, and there was a lot of rigorous debate about what would resonate most strongly while remaining a non-medical, non-FDA-regulated consumer nutrition and fitness device. We poured through medical research, fitness and nutrition literature alike and debated what would be the strongest MVP. Ultimately the answer was staring us in the face.

Every research study we found in the refereed scientific literature showed a RANGE of response in the study population to the nutrition and fitness intervention under test. Some research participants got a lot of response/improvement and others in the study got very little. An example is this paper studying pistachios.

We realized that there is absolutely no way (at present) for consumers to know which end of the spectrum they are at. Pistachios, while medically brilliant on average, might be really good for me and not so great for you. The moment of insight was that an infrared blood spectrometer in the home could provide a new piece of health information to all-in optimizers in a completely at-home testing loop, and at a consumer-acceptable price.

We tested this approach in the market, and were excited to see that people get it and want it.

Consumer messaging

Our next task (and it was no small feat) was to figure out how to succinctly grab the attention of potential customers in a noisy market. After numerous false starts, we finally hit upon it. With very simple messaging, we have now achieved an annual revenue pace of over $3.1m. That's a great start, and it gives us the confidence to see how we can grow to hundreds of thousands of consoles per year, which in turn is a scale that enables the COGS reduction needed to stay at a consumer price point. Here is the messaging that worked and the results achieved:

Bob Messerschmidt @bobme · 12/5/21   ⋯
Everybody will eventually have COR blood spectrometers in their homes

thecor.com



COR measures 21-day blood response to food and exercise for longevity and life improvement

This messaging drove record amounts of traffic to our website, where we booked 26 sales on the best day, spending only $65 per acquired customer where the lifetime value of that customer is over $1600. These numbers are remarkable for any product category. Pair that with the fact that this is a brand new product in a brand new market segment, and the takeaway is—well, exciting. These early indicators will drive company value for all of us and should be a key factor in valuation for our next round. As an anecdotal point of reference, when Peloton first launched, their order rate was 1 a day. We have already demonstrated 26 in a day, which is a 10,000 a year pace.









Research

Our business model requires that we find the blood spectro response range to any given nutrition and fitness practice in a research cohort before launching it in the wild. Accordingly, we deployed 250 of our 500 spectrometers and launched in the wild. Accordingly, we deployed 250 of our 500 spectrometers and launched an IRB-approved research study.

We are indebted to our research study participants. Throughout the study, called the COR.Relate Study, we tested 45 different nutrition and fitness interventions, all of which were supported by positive medical research findings. In other words, we started only with practices that the best experts in medicine could confidently say are "positive, beneficial" practices on average.

During the course of 21 day studies, subjects provided several blood "check-ins" with their in-home COR devices. At the end of the study, we applied our proprietary machine learning data analytics. The first thing we wanted to know was simply whether a "pattern" or "fingerprint" could be found in the data that CORrelated with the consistent completion of the practice.

Remember that all of the practices already had literature support, yet we only found 17 out of the 45 that had a sufficiently high correlation to be statistically meaningful. That does not mean that the others are not beneficial practices, only that we could not see a strong enough signal to give us the statistical confidence needed to build the model. Perhaps more duration would be needed, or a larger "dose', or perhaps simply more subjects in the research cohort to allow us to see a smaller effect size. In any case, if there was not a correlated response, these practices did not get deployed in the product ... yet.

We took the 17 and built models for each, and then scaled to a normative scale. In other words, the highest correlated response in the research cohort would receive a 100 score and the lowest a zero score. In this manner, we can then deploy as a product and let new users know their level of response to the practice. Going forward, the creation of new models for new practices will play a central role for COR success. We will need a continuing array of interesting practices and programs for our customers to test in order to learn their responses. In sum, RESEARCH + CONTENT is king for our approach.

Financials

We launched on June 1, 2021, and hit a $3M revenue pace on December 14, 2021. We used several very simple strategies to get in front of users including the development of a newsletter subscription, social media presence, and promoted tweets. Our CPA using very non-optimized campaigns of promoted tweets is around $65, while the lifetime value (LTV) of a household is in the ballpark of $1200 to $1600. Our business model allows 100% utilization, following the lead of Peloton. If customers end their memberships, we get the consoles back and the higher cost components are used to build refurb consoles that can be offered at a discount tier.

After raising $12M in two rounds in June 2018 led by Khosla Ventures and November 2019 led by Founders Fund, we've continued to deploy capital, mostly against product development and research initiatives. We've deployed roughly $4M over the course of the past year (~33% of our total institutional raise).

Prior to our institutional rounds, we had raised ~2.3M from angels and friends. These early investors included participation from Harpreet Rai (Oura CEO), Bob Bozeman (first money in Google), Tom McCarthy (CIGNA healthcare CFO), John Burd (founder of Dexcom), Kevin Lin (Twitch co-founder), and Paige and Eddie Parenti (Canadian Olympians in diving and swimming respectively).

We've maintained an average burn of <$300K per month, since November 2019. Our revenue model for 2022 is based on market tests demonstrated in December. Product development and research costs will remain high for at least the next year, so 2022 will not show a profit. That won't occur until 2023 when we expect cash breakeven and then in 2024, we expect to hit a $100m revenue run rate.

With our revenue model, we book $199 for the in-home console at the time of order, and then each member in a household sign up for their own recurring monthly membership of $19.99 a month. There are discounts for longer terms and also for multiple members in a household sharing a console. This is similar to and also for multiple members in a household sharing a console. This is similar to a cell phone revenue model. By the end of 2022, our time to pay back is projected to be < 3 months and our first year ROI is in the 5-6x range.

Forward-looking projections cannot be guaranteed.

Summary

We are thrilled with the progress we've made and feel that all of the groundwork has been laid to enable explosive growth for COR in 2022. We have the hardware, we have our baseline and constantly growing data set, we have our early evangelists, and, most importantly, we have a product that can truly make a difference in people's lives. Now it's time to execute.

Important notes!

1. We're not allowed to raise an unlimited amount in this round. If the offering becomes oversubscribed, we'll likely pare people down – rather than cut some people out entirely.

2. Right now, you're placing a reservation to invest later. Once we've filed with the SEC (anticipated in February), we'll ask you to confirm your investment.

